RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
            MARCH AND FIRST QUARTER SALES RESULTS

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GREER,  SOUTH CAROLINA - - Ryan's Family Steak Houses,  Inc.
(NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended March 31, 1999 ("March") increased by 2.1%. Same-store sales for the quarter ended March 31, 1999 increased by 1.5%. Details follow:

                                      (Unaudited)
                                March        1st Quarter
                                 1999            1999

Total sales (000's)           $51,644         $159,601
Increase from prior year          +5%              +4%

Average unit sales:
Same stores (open at least 18 mos.)+2.1%         +1.5%
All stores (all Ryan's units)   +2.1%            +1.1%

At March 31, 1999, the Company owned and operated 280 Ryan's restaurants.

Financial results for the first quarter 1999 are expected to be released on April 14, 1999. In addition, the Company's next accounting period consists of 5 weeks, ending on May 5, 1999.